UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             LaCrosse Footwear, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    505688101
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  July 3, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 505688101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               6,826 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   ------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            6,826 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           ------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,826 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.12%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D
CUSIP NO. 505688101

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

       WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               159,653 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            159,653 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           159,653 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.69%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 505688101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               31,402 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            31,402 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,402 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.53%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 505688101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               67,413 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            67,413 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          67,413 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.14%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 505688101

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               47,581 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            47,581 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           47,581 Shares of Common Stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.80%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of LaCrosse Footwear, Inc., 18550 NE Riverside Parkway, Portland, OR., 97230.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.
Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The persons reporting hereby owned the following shares of Common Stock as of July 26, 2006.

                           Shares of Common Stock

Loeb Arbitrage Fund                         159,653
Loeb Partners Corporation                     6,826
Loeb Offshore Fund Ltd.                      31,402
Loeb Marathon Fund LP                        67,413
Loeb Marathon Offshore Fund, Ltd.            47,581
                                          -----------
                                            312,875

The total shares of Common Stock constitutes 5.2% of the 6,009,590 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above.

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.           05-24-06        412             $11.99
                              05-31-06         88              12.14
                              06-05-06        110              12.66
                              06-06-06        110              12.77
                              06-07-06        110              12.82
                              06-08-06        128              12.49
                              06-13-06         72              12.69
                              06-19-06         40              12.64
                              06-20-06        220              12.36
                              06-21-06         31              12.89
                              06-22-06        110              12.70
                              06-23-06        110              12.89
                              06-28-06         37              11.99
                              06-29-06        142              12.03
                              07-03-06         13              11.99
                              07-06-03         60              12.06
                              07-07-06        100              12.11
                              07-10-06         22              12.01
                              07-11-06         66              11.99
                              07-13-06         92              11.99
                              07-14-06         78              12.05
                              07-17-06         55              11.79
                              07-21-06        437              11.99
                              07-24-06        437              12.00
                              07-25-06        286              12.00
                              07-26-06        607              11.99

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           05-24-06       2096             $11.99
                              05-31-06       1747              12.14
                              06-05-06       2579              12.66
                              06-06-06       2583              12.77
                              06-07-06       2579              12.82
                              06-08-06       3037              12.49
                              06-13-06       1995              12.69
                              06-19-06        941              12.64
                              06-20-06       5135              12.36
                              06-21-06        721              12.89
                              06-22-06       2567              12.70
                              06-23-06       2570              12.89
                              06-28-06        279              11.99
                              06-29-06       3972              12.03
                              07-03-06        324              11.99
                              07-06-06        885              12.06
                              07-07-06       2747              12.11
                              07-10-06        511              12.01
                              07-11-06       1533              11.99
                              07-13-06       2398              11.99
                              07-14-06       1814              12.05
                              07-17-06       1276              11.79
                              07-21-06      10207              11.99
                              07-24-06      10207              12.00
                              07-25-06       6717              12.00
                              07-26-06      14189              11.99

Holder                            Date     Shares      Average Price
Loeb Offshore Fund Ltd.       05-24-06        657             $11.99
                              05-31-06        380              12.14
                              06-05-06        476              12.66
                              06-06-06        477              12.77
                              06-07-06        476              12.82
                              06-19-06        180              12.64
                              06-20-06        980              12.36
                              06-21-06        138              12.89
                              06-22-06        490              12.70
                              06-23-06        490              12.89
                              07-03-06         63              11.99
                              07-10-06        100              12.01
                              07-11-06        302              11.99
                              07-13-06        230              11.99
                              07-14-06        358              12.05
                              07-17-06        251              11.79
                              07-21-06       2008              11.99
                              07-24-06       2008              12.00
                              07-25-06       1321              12.00
                              07-26-06       2791              11.99

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         05-24-06       1098             $11.99
                              05-31-06        753              12.15
                              06-05-06       1076              12.66
                              06-06-06       1072              12.77
                              06-07-06       1076              12.82
                              06-08-06       1075              12.49
                              06-13-06        703              12.69
                              06-19-06        393              12.64
                              06-20-06       2148              12.36
                              06-21-06        300              12.89
                              06-22-06       1075              12.70
                              06-23-06       1072              12.89
                              06-28-06        107              11.99
                              06-29-06       1399              12.03
                              07-06-06        322              12.06
                              07-07-06        969              12.11
                              07-10-06        215              12.01
                              07-11-06        644              11.99
                              07-13-06        926              11.99
                              07-14-06        762              12.05
                              07-17-06        539              11.79
                              07-21-06       4307              11.99
                              07-24-06       4307              12.00
                              07-25-06       2800              12.00
                              07-26-06       5994              11.99

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        05-24-06        737             $11.99
    Fund Ltd.                 05-31-06        532              12.15
                              06-05-06        759              12.66
                              06-06-06        758              12.77
                              06-07-06        759              12.82
                              06-08-06        760              12.49
                              06-13-06        497              12.69
                              06-13-06        277              12.64
                              06-20-06       1517              12.36
                              06-21-06        213              12.89
                              06-22-06        758              12.70
                              06-23-06        758              12.89
                              06-28-06         77              11.99
                              06-29-06        987              12.03
                              07-06-06        228              12.06
                              07-07-06        684              12.11
                              07-10-06        152              12.01
                              07-11-06        455              11.99
                              07-13-06        654              11.99
                              07-14-06        538              12.05
                              07-17-06        379              11.79
                              07-21-06       3041              11.99
                              07-24-06       3041              12.00
                              07-25-06       1976              12.00
                              07-26-06       4231              11.99


All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2006                            Loeb Partners Corporation


                                    By: /s/ Gideon J. King
                                        Executive Vice President

July 28, 2006                             Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President

July 28, 2006                             Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director



July 28, 2006                             Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President


July 28, 2006                               Loeb Marathon Offshore Fund Ltd.


                                      By: /s/ Gideon J. King
                                              Director